July 26, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:          Katherine Bagley, Staff Attorney
Donald E. Field
Re:      ThredUp Inc.
            Registration Statement on Form S-1
            File No. 333-258168
            Acceleration Request
            Requested Date:                      July 28, 2021
            Requested Time:                      4:00 PM, Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Barclays Capital Inc., as representatives of the several underwriters, hereby join ThredUp Inc. (the “Company”) in requesting that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-258168) (the “Registration Statement”) to become effective on July 28, 2021, at 4:00 PM, Eastern Time, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Commission.
Pursuant to Rule 460 under the Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.
We, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.
[Signature Page Follows]

Very truly yours, Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC Barclays Capital Inc.

As representatives of the several underwriters listed in Schedule I to the Underwriting Agreement

GOLDMAN SACHS & CO. LLC

By:	/s/ William Connolly III
	Name:	William Connolly III
	Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Mitzi Madrid diaz
	Name:	Mitzi Madrid diaz
	Title:	Vice President

BARCLAYS CAPITAL INC.

By:	/s/ Kristin DeClark
	Name:	Kristin DeClark
	Title:	Managing Director

cc:
James Reinhart
Sean Sobers
Alon Rotem
ThredUp Inc.

Caine Moss
Bradley C. Weber
Erica Kassman
Goodwin Procter LLP
Rezwan D. Pavri
Andrew T. Hill
Catherine D. Doxsee
Wilson Sonsini Goodrich & Rosati, P.C.
[Signature Page to Underwriter Acceleration Request]